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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-9
                                (Amendment No. 3)
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934



                          SUPERMARKETS GENERAL HOLDINGS
                                   CORPORATION
                            (Name of Subject Company)

                          ----------------------------

                          SUPERMARKETS GENERAL HOLDINGS
                                   CORPORATION
                        (Name of Person Filing Statement)


           $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                            par value $.01 per share
                         (Title of Class of Securities)


                                    868446204
                      (CUSIP Number of Class of Securities)

                         ------------------------------


                             Marc A. Strassler, Esq.
              Senior Vice President, Secretary and General Counsel
                    Supermarkets General Holdings Corporation
                                200 Milik Street
                         Carteret, New Jersey 07008-1194
                                 (732) 499-3000

           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                          -----------------------------

                                 With a copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                  212-848-4000

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


    This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated March 15, 1999, as amended by Amendment No. 1, dated March 26, 1999 and Amendment No. 2 dated May 20, 1999 (as amended, the "Schedule 14D-9") relating to a tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated March 15, 1999, as amended by Amendment No. 1, dated March 26, 1999 and Amendment No. 2, dated May 20, 1999 (as amended, the "Schedule 14D-1") filed by Koninklijke Ahold N.V., a company organized under the laws of The Netherlands ("Parent"), Croesus, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, Ahold U.S.A. Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, and Ahold Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, to purchase all of the issued and outstanding shares of $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"), at a price of $38.25 per share, net to the seller in cash, without interest thereon.

    Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

    The disclosure provided in this Amendment No. 3 is being made pursuant to a Stipulation and Agreement of Compromise, Settlement and Release entered into in connection with certain stockholder litigation described in Amendment No. 2 to the Schedule 14D-9.

Item 3.  IDENTITY AND BACKGROUND

    Item 3 is hereby amended and supplemented to add the following:

    "(b)(5)    Stockholders Agreement

    Pursuant to a stockholders agreement dated as of February 4, 1991, among all holders of the capital stock of SMG-II (the "1991 Stockholders Agreement"), the MLCP Investors are entitled to designate seven directors, the Management Investors (as defined below) are entitled to designate up to three directors and the Equitable Investors are entitled to designate one director to each of the Board of Directors of SMG-II, the Company, PTK and Pathmark. By having the ability to designate a majority of SMG-II's Board of Directors, the MLCP Investors have the ability to control SMG-II, and thus, the Company, PTK and Pathmark. Currently six of the eleven directors of the Company's Board were designated by the MLCP Investors, one director was designated by the Management Investors, one director was designated by the Equitable Investors, one director was designated collectively by the MLCP Investors, the Management Investors and the Equitable Investors, and the remaining two directors were elected by the holders of the Shares. Except for the two directors elected by the holders of the Shares, all of the other nine directors of the Company are also directors of each of SMG-II, PTK and Pathmark. For purposes of the 1991 Stockholders Agreement, "Management Investors" means the 66 current and former members of the Company's management or their heirs."

Item 4.  THE SOLICITATION OR RECOMMENDATION

    (a) The twenty-fourth paragraph of Item 4, section (b), subsection "Background of the Offer", is hereby amended and restated as follows:

         "A joint meeting of the Board of Directors of each of SMG-II, the Company, PTK and Pathmark was held on March 8, 1999. At such meeting, the Board of Directors of each of SMG-II, the Company, PTK and Pathmark initially reviewed the terms of the sale and transition agreement with Mr. Donald (a draft of which was distributed). The sale and transition agreement received the favorable recommendation of the Compensation Committee of SMG-II, which had proposed, negotiated and approved the sale and transition agreement. The Board of Directors of each of SMG-II, the Company, PTK and Pathmark discussed the reasons for the sale and transition agreement, including the fact that all of the serious bidders considered it important for Mr. Donald to remain with the companies during the sale process and after a sale, and that the incentive bonus payable under the sale and transition agreement (which was determined based on a percentage of the aggregate sale proceeds) encouraged Mr. Donald to actively seek the highest sale price for the companies. The Board of Directors of each of SMG-II, the Company, PTK and Pathmark also considered advice from Merrill Lynch that the compensation to be received by Mr. Donald under the sale and transition agreement was reasonable and consistent with such arrangements in comparable transactions. After a lengthy discussion, the Board of Directors of each of SMG-II, the Company, PTK and Pathmark approved the sale and transition agreement. Thereafter, the Board of Directors of each of SMG-II, the Company and PTK reviewed, with the advice and assistance of its counsel and Merrill Lynch, the terms and conditions of the proposed transactions and the bids and the transaction documents submitted in connection therewith. After such review, the Board of Directors of each of SMG-II, the Company and PTK approved the bid submitted by Parent. The bid submitted by Parent offered $250 million plus the assumption of all the indebtedness of Pathmark which, as of March 8, 1999, amounted to approximately $1.5 billion. Mr. Donald will be paid $7.2 million out of the $250 million offered by Parent if he satisfies the terms and conditions of the sale and transition agreement. Shortly thereafter, the Board of Directors of each of SMG-II, the Company and PTK reviewed the proposed terms of the Offer and the Company Merger. The Board of Directors of each of SMG-II, the Company and PTK also discussed the tax implications of an Alternative Stock Purchase and the fact that PTK would incur a considerable tax of approximately $80 to $90 million in such transaction, resulting in after tax proceeds of less than $170 million. The Board of Directors of each of SMG-II, the Company and PTK also discussed several options available in the event the Alternative Stock Purchase is consummated, such as to liquidate the companies and either distribute the proceeds to shareholders or reinvest such proceeds, to the extent permitted by law. The Board of Directors of each of SMG-II, the Company and PTK reserved decision on those alternatives, and, to date, have not determined what the companies will do with the proceeds of the Alternative Stock Purchase if the Alternative Stock Purchase were to be consummated rather than the Offer and the Company Merger. The Board of Directors of each of SMG-II, the Company and PTK discussed whether it was appropriate to request additional time to consider the allocation of the overall purchase price among the holders of the Shares and the holders of the capital stock of SMG-II but concluded that any such delay would create a risk that Parent might withdraw its bid. Thereafter, the Company's Board (including the two directors elected by the holders of the Shares) and the Board of Directors of SMG-II (which includes all of the Company directors except the two directors elected by the holders of the Shares) debated the allocation of the overall purchase price among the holders of the Shares and the holders of the capital stock of SMG-II in order to determine the Offer Price. Merrill Lynch did not advise members of either board regarding the fairness, from a financial point of view, of any suggested offer price. During the debate, the members of the Company's Board and the members of the Board of Directors of SMG-II discussed a number of different potential offer prices, including prices above and below $38.25 per Share, and thereafter unanimously agreed on the Offer Price. The Offer Price was not set based on an application of any particular formula or methodology. Rather, it was the result of a consensus reached after a debate among the directors.

         At several points in the joint meeting, the two directors elected by the holders of the Shares (who are not members of the Boards of Directors of SMG-II, PTK and Pathmark) left the room so that the other directors could discuss the issues solely as they pertained to SMG-II, PTK and Pathmark."

    (b) Item 4, section (b), subsection "Reasons for Recommendation" is hereby amended and restated as follows:

    "Reasons for Recommendation

         The Company's Board determined that each of the Offer and the Company Merger, upon the terms and conditions set forth in the SMG-II Merger Agreement and the Company Merger Agreement, is fair to, and in the best interests of, the Company and the holders of the Shares. In arriving at its decision regarding its recommendation set forth above, the Company's Board considered, among other things, the following:

         (1) the terms and conditions of the SMG-II Merger Agreement, the Offer and the Company Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;

         (2) the financial condition, results of operations, cash flows and prospects of Pathmark, as well as the Board's knowledge of the business, operations, assets and properties of Pathmark on both a historical and prospective basis;

         (3) the recent and historical market prices and trading volume of the Preferred Stock (although the Board noted that the public trading of the Preferred Stock is relatively sporadic), and the fact that the Offer Price represents a premium of approximately 50% over the $25.50 closing sale price for the Preferred Stock on March 3, 1999, the last day the Preferred Stock was traded prior to the public announcement of the execution of the SMG-II Merger Agreement;

         (4) the current status of the industry in which Pathmark competes and Pathmark's position in that industry;

         (5) the financial condition and business reputation of Parent, and the ability of Parent and Purchaser to finance and complete the Offer in a timely manner;

         (6) the extensive arms-length negotiations between SMG-II and Parent that resulted in the SMG-II Merger Agreement;

         (7) the results of the process designed and executed by SMG-II and Merrill Lynch to identify and solicit proposals from third parties to enter into a strategic transaction with SMG-II; the fact that SMG-II discussed the sale of SMG-II with such third parties and explored alternatives to the sale of SMG-II, including an initial public offering;

         (8) the fact that the transactions contemplated by the SMG-II Merger Agreement, including the Offer, provided for an all cash payment to the holders of the Shares and the holders of capital stock of SMG-II, with no financing condition;

         (9) the fact that Parent initially proposed to purchase Pathmark Stock rather than the Shares and the shares of capital stock of SMG-II, a transaction that would have resulted in less after tax proceeds due to the considerable tax of approximately $80 to $90 million that would be incurred by PTK in that transaction; and the fact that, at the request of SMG-II, Parent agreed instead to acquire SMG-II in the SMG-II Merger, but required SMG-II to agree to enter into the Alternative Stock Purchase Agreement as part of the SMG-II Merger Agreement to provide Parent with greater certainty of completing the transaction;

         (10) the fact that although the Offer is more favorable to the holders of the Shares than the Alternative Stock Purchase, it requires the approval of the holders of capital stock of SMG-II and that approximately $187.1 million of the total consideration of $250 million is being paid to the holders of the Shares in the Offer and the Company Merger, with approximately $55.7 million being paid to the holders of capital stock of SMG-II and $7.2 million to Mr. Donald (assuming he satisfies his obligations under the sale and transition agreement);

         (11) the fact that the 'notional' value of a Share (i.e. current liquidation or redemption price, if triggered, of a Share plus accrued and unpaid dividends) under the Certificate of Designation of the Preferred Stock was approximately $47.15 and the fact that the consideration per Share to be paid in the Offer and the Company Merger constitutes approximately 80% of that value; and the fact that the rights of the holders of the Shares to either a redemption or liquidation preference under the Certificate of Designation of the Preferred Stock would not be triggered by either the SMG-II Merger or the Alternative Stock Purchase or any other similar type of transaction;

         (12) the consequences to the holders of the Shares if either the SMG-II Merger or the Alternative Stock Purchase is not consummated, including the possibility that the Company might not have the financial wherewithal to be able to satisfy the mandatory redemption obligation under the Certificate of Designation of the Preferred Stock in the future; and

         (13) the effect of the proposed transaction on the employees, customers, creditors and suppliers of Pathmark and on the communities surrounding Pathmark's facilities.

         The foregoing discussion of factors considered by the Company's Board is not intended to be exhaustive. The Company's Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company's Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Company's Board assigned different weights to the factors."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Supermarkets General Holdings Corporation



                                  By:     /s/ Marc A. Strassler
                                     -------------------------------------------
                                     Name:      Marc A. Strassler
                                     Title:     Senior Vice President, Secretary
                                                and General Counsel

Dated:  June 10, 1999

                                  EXHIBIT INDEX

Exhibit No.
-----------

*(a)(1)       Offer to Purchase dated March 15, 1999.

*(a)(2)       Letter of Transmittal dated March 15, 1999.

*(a)(3) Agreement and Plan of Merger dated March 9, 1999 among Parent, the Purchaser and SMG-II.

*(a)(4) Stock Purchase Agreement dated March 9, 1999 among Parent, the Purchaser, SMG-II and PTK.

*(a)(5) Stockholders Agreement dated March 9, 1999 among Parent, the Purchaser and Stockholders listed on Exhibit I thereto.

*(a)(6) Confidentiality Agreement dated December 30, 1998 between Parent and SMG-II.

*(a)(7) A copy of pages 58 through 63 of the Annual Report on Form 10K that was filed by the Company with the SEC on April 28, 1998.

*(a)(8) Sale and Transition agreement between Pathmark and James L. Donald dated March 8, 1999.

*(a)(9) Letter from the Company to holders of the Shares dated March 15, 1999.

*(a)(10)      Joint Press Release issued by the Company and Parent on March 9,
              1999.

*(a)(11)      Press Release issued by Parent on March 26, 1999.

*(a)(12)      Press Release issued by the Company on May 19, 1999.

*(a)(13)      Press Release issued by Parent on May 20, 1999.

*(c)(1) Employment Agreement between Pathmark and Eileen Scott dated February 1, 1999.

*(c)(2) Employment Agreement between Pathmark and John Sheehan dated February 1, 1999.

*(c)(3) Employment Agreement between Pathmark and Marc A. Strassler dated February 1, 1999.

*(c)(4) Employment Agreement between Pathmark and Frank Vitrano dated February 1, 1999.

*(c)(5) Employment Agreement between Pathmark and Joseph Adelhardt dated February 1, 1999.

*(c)(6) Employment Agreement between Pathmark and Harvey Gutman dated February 1, 1999.

*(c)(7) Employment Agreement between Pathmark and Robert Joyce dated February 1, 1999.

*(c)(8) Employment Agreement between Pathmark and Myron D. Waxberg dated February 1, 1999.

*(c)(9)       Memorandum of Understanding dated May 19, 1999.

*(c)(10) Extension Agreement dated May 19, 1999 among Parent, the Purchaser and the Stockholders listed on Exhibit I thereto.

-------------------------------

      *       Previously filed.